[Berkshire Letterhead]

April 15, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. David Orlic

Re: Wesco Financial Corporation
Schedule 13E-3
File No. 005-06028, initially filed on March 7, 2011
Amendment No. 1 filed on April 15, 2011

Berkshire Hathaway Inc.
Registration Statement on Form S-4
File No. 333-172636, initially filed on March 7, 2011
Amendment No. 1 filed on April 15, 2011

Dear Mr. Orlic:

On behalf of Wesco Financial Corporation (“Wesco”) and Berkshire Hathaway Inc. (“Berkshire”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 4, 2011 relating to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on March 7, 2011 and the registration statement (the “Registration Statement”) filed with the Commission on Form S-4 (File No. 333-172636) on March 7, 2011.

U.S. Securities and Exchange Commission

April 15, 2011

We have revised the Schedule 13E-3 and the Registration Statement, respectively, in response to the Staff’s comments and are concurrently filing via EDGAR an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) that reflect these revisions and generally update the information contained therein. We are supplementally providing two (2) blacklined copies, complete with exhibits, of each of the Amended Schedule 13E-3 and the Amendment No. 1, each marked to show changes from the respective documents filed on March 7, 2011.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Schedule 13E-3 or Amendment No. 1, as applicable. Except as otherwise specifically indicated, page references in the responses to the Staff’s comments correspond to the pagination of the Amended Schedule 13E-3 or Amendment No. 1, as applicable.

Schedule 13E-3

Exhibits

1.	Please clarify the location of Exhibit (a)(4).

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, Exhibit (a)(4) of the Schedule 13E-3 has been filed in its entirety as an exhibit to the Amended Schedule 13E-3.

2.	Exhibit (c)(7) contains a disclaimer that these materials are solely for the use of the special committee and were prepared for “a specific use by specific persons.” Please revise to remove the implication that investors are not entitled to rely on the materials. Alternatively, advise us of the basis for Greenhill’s belief that shareholders cannot rely upon the opinion to support any claims against Greenhill arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Greenhill). Describe any applicable state-law authority regarding the availability of such potential defense in the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Greenhill would have no effect on the rights and responsibilities of either Greenhill or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

RESPONSE TO COMMENT 2:

We respectfully note that the referenced disclaimer makes no reference of any kind to the opinion, nor any reference to the ability of any person or shareholder to rely on the opinion, and

U.S. Securities and Exchange Commission

April 15, 2011

we do not believe that the language raises any implication to the contrary. The same is true for the description appearing on pages 39 through 47 of the Registration Statement. We further note that the Registration Statement contains none of the statements referenced in II.D.1. of the Current Issues and Rulemaking Outline (November 14, 2000). To the contrary, we respectfully submit that the referenced statements (which appear in an exhibit and not in the Registration Statement), when read in context, are true and useful statements of fact meant to convey to the reader that the materials were not prepared for presentation on a standalone basis to the public or public shareholders generally, and were not prepared in conformity with public disclosure standards or requirements. Indeed, they were prepared with the expectation that the public would be provided with an explanation and description of such materials, which is the description appearing on pages 39 through 47 of the Registration Statement.

3.	We note further that Exhibits (c)(2)-(7) state that Greenhill must consent to the inclusion of these materials in your filing. Please provide this consent.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, Exhibit 23.4 to the Registration Statement has been refiled in its entirety to reflect Greenhill’s consent to the inclusion of the materials filed as Exhibits (c )(2) through (c)(7) to the Schedule 13E-3. Please see Exhibit 23.4 to Amendment No. 1.

Registration Statement on Form S-4

Merger Consideration, page 2

4.	Please clarify whether all three items in the third bullet point on page 2 will be calculated as of the determination date.

RESPONSE TO COMMENT 4:

We have revised the disclosure on page 1 of the Amended Schedule 13E-3 and on the letter to the shareholders and on pages 2, 10, 53, 71, 81 and 82 of Amendment No. 1 to reflect the Staff’s comment.

5.	Please provide your analysis as to whether the cash election feature constitutes a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934.

RESPONSE TO COMMENT 5:

We respectfully submit that the ability of the Wesco shareholders to choose to receive the merger consideration in cash or in shares of Berkshire’s Class B common stock is not a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended. In providing Wesco shareholders with this choice, Berkshire is neither soliciting

U.S. Securities and Exchange Commission

April 15, 2011

tenders of Wesco shares, nor is it offering to purchase those shares. Furthermore, the structure of the transaction is within the guidance provided in the Staff’s Interpretations Concerning the Application of Registration Requirements to Certain Tender Offers and the Application of Tender Offer Provisions to Certain Cash-Option Mergers, Release No. 34-14699, dated April 24, 1978. Wesco shareholders will be mailed an election form no later than 30 days prior to the anticipated effective time of the merger, and those desiring to make an election must do so prior to the second business day preceding the date of the special meeting to vote on the proposed transaction. Accordingly, as with the example described in the guidance from 1978, the Staff will not take the position that a tender offer is involved when “the shareholder’s election to receive cash or securities of the acquiring company as consideration for the shares to be surrendered is part of the shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the shareholder votes on the merger proposal.”

6.	In the final paragraph on page 2, please indicate how many shares of Class B common stock would be represented by the estimated merger consideration.

RESPONSE TO COMMENT 6:

We have revised the disclosure on pages 2, 10, 53 and 82 of Amendment No. 1 to reflect the Staff’s comment.

7.	Please more prominently highlight where security holders can obtain updated estimates of per share merger consideration, e.g., website posting, toll-free number, etc.

RESPONSE TO COMMENT 7:

We have revised the disclosure on pages 3, 10, 53 and 83 of Amendment No. 1 to reflect the Staff’s comment.

8.	Please indicate the number of shares of Class B common stock currently outstanding, the number of shares of Class B common stock to be issued as merger consideration if all Wesco security holders were to elect to receive Class B common stock, and the percentage of the outstanding shares of Class B common stock represented thereby.

RESPONSE TO COMMENT 8:

We have revised the disclosure on pages 2, 3, 10, 53 and 82 of Amendment No. 1 to reflect the Staff’s comment.

Special Meeting of Wesco Shareholders, page 3

9.	At the bottom of page 3, please state the reasons for the directors and executive officers voting their shares in favor of the merger. See Item 1012(d) of Regulation M-A.

U.S. Securities and Exchange Commission

April 15, 2011

RESPONSE TO COMMENT 9:

We have revised the disclosure on pages 4, 14 and 78 of Amendment No. 1 to reflect the Staff’s comment.

Background of the Merger, page 16

10.	Please disclose all of the financial forecasts that management and/or the board of directors provided to Greenhill or any other third party, such as those referred to on page 19. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, we have revised the disclosure on pages 36–38 to include a summary of the five-year projections for CORT Business Services Corporation prepared by CORT management and we have disclosed and quantified (to the extent possible) the material assumptions underlying such projections. We respectfully advise the Staff that there were no other financial forecasts provided to Greenhill or other third parties in connection with the proposed merger.

11.	On page 22, you refer to an appraisal performed by Cushman. Each report, opinion or appraisal materially related to the transaction, whether oral or written, requires a reasonably detailed description providing all information required by Item 1015(b) of Regulation M-A. Please revise your disclosure to provide the relevant information relating to the Cushman appraisal. Further, please file any written materials relating to this appraisal as exhibits. We have similar concerns regarding the materials distributed to the special committee in advance of the meeting on December 27, 2010.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, we have revised the disclosure on pages 60–66 of Amendment No. 1 to include a summary of the appraisals performed by Cushman as required by Item 1015(b) of Regulation M-A. In addition, we have revised the disclosure in Items 8 and 9 of the Amended Schedule 13E-3 and we have filed the Cushman appraisal reports as Exhibits (c)(8) through (c)(11) to the Amended Schedule 13E-3 as required by Item 1016(c) of Regulation M-A. With respect to the materials distributed to the special committee in advance of the meeting on December 27, 2010, we respectfully submit that such materials are not reports, opinions or appraisals of the kind referred to in Reg. M-A 1015(a). Rather, these presentation materials were prepared to guide and facilitate the discussion at the applicable special committee meetings and were not presented to the special committee or the Wesco Board in connection with Greenhill rendering its fairness opinion. Accordingly, we do not think that the disclosure required by Regulation M-A 1015(b) is required. Nevertheless, we have filed the

U.S. Securities and Exchange Commission

April 15, 2011

referenced materials as exhibits to the Schedule 13E-3.

Recommendation of the Special Committee and Wesco Board of Directors: Purpose and Reasons for the Merger: Fairness of the Merger, page 32

12.	Please disclose the purpose of and reason for the transaction for Wesco. See Item 1013(a) and (c) of Regulation M-A.

RESPONSE TO COMMENT 12:

We have revised the disclosure on page 32 of Amendment No. 1 to reflect the Staff’s comment.

The Special Committee, page 32

13.	We note the disclosure in the second bullet point from the bottom of page 32, after the words “in addition.” It would appear that Wesco security holders have always had the opportunity to buy Berkshire Class B common stock at current market prices. Please advise how this, in and of itself, is an advantage of the transaction.

RESPONSE TO COMMENT 13:

We respectfully submit that the referenced disclosure, in and of itself, was not intended to be a separate and distinct advantage of the transaction; rather, it was meant to be among the factors that the special committee considered in reaching its determination regarding the benefits to shareholders of having the option to receive stock in the merger. Specifically, in considering the potential for future growth and profitability of Berkshire, the special committee recognized that Berkshire Class B shares had outperformed Wesco shares, on an historic basis, and that the analyst community was estimating that the growth rate in book value of Berkshire Class B shares would exceed Wesco’s average annual growth rate in book value since 1996. Accordingly, we have revised the disclosure on page 32 of Amendment No. 1 to clarify that these factors were considered together and not as separate and distinct advantages of the transaction.

Opinion of Financial Advisor to Special Committee, page 36

14.	Please provide the statement required by 1015(b)(5) of Regulation M-A, or direct us to where this statement appears in your disclosure.

RESPONSE TO COMMENT 14:

We have revised the disclosure on page 41 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

April 15, 2011

15.	Please briefly summarize the results of the analyses described in the last full paragraph on page 47, and disclose the conclusions drawn by Greenhill from those analyses.

RESPONSE TO COMMENT 15:

We have revised the disclosure on pages [49–50] of Amendment No. 1 to reflect the Staff’s comment.

Position of Berkshire, Merger Sub and the Berkshire Filing Persons..., page 49

16.	Please more clearly present the determination of Berkshire, Merger Sub and the Berkshire Filing Persons that the proposed transaction is procedurally fair to the unaffiliated security holders.

RESPONSE TO COMMENT 16:

We have revised the disclosure on page 52 of Amendment No. 1 to reflect the Staff’s comment.

17.	Please confirm and disclose that Berkshire, Merger Sub and the Berkshire Filing Persons did not consider any risks or other factors concerning the transaction as being generally negative or unfavorable.

RESPONSE TO COMMENT 17:

We confirm that Berkshire, Merger Sub and the Berkshire Filing Persons did not consider any risks or other factors concerning the transaction as being generally negative or unfavorable to Wesco’s unaffiliated shareholders. Accordingly, we have revised the disclosure on page 52 of Amendment No. 1 to reflect the Staff’s comment.

Effects of the Merger, page 49

18.	Please describe the effect of the going private transaction on each affiliate’s interest in the net book value and net earnings of Wesco, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE TO COMMENT 18:

We have revised the disclosure on page 53 of Amendment No. 1 to reflect the Staff’s comment.

Selected Historical Consolidated Financial Data of Berkshire, page 61

19.	Please provide your analysis as to why pro forma financial information is not

U.S. Securities and Exchange Commission

April 15, 2011

necessary or required. See Item 5 of Form S-4.

RESPONSE TO COMMENT 19:

We respectfully submit that we do not believe pro forma financial information is necessary or required because Berkshire’s acquisition of Wesco does not satisfy the “significant subsidiary” test under Rule 11-01 of Regulation S-K.

Forward-Looking Statements, page 67

20.	You have indirectly referred to the Private Securities Litigation Reform Act of 1995 in connection with disclosure regarding forward-looking statements, and made similar statements in press releases and other statements in connection with this transaction. The safe harbor is inapplicable to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Exchange Act Please revise your disclosure accordingly, and confirm that you will refrain from making these types of references in future press releases and other statements.

RESPONSE TO COMMENT 20:

We have revised the disclosure on page 76 of Amendment No. 1 to reflect the Staff’s comment.

The Merger Agreement, page 72

21.	We note your statement that security holders should not rely on the representations and warranties in the merger agreement (or the summaries) as characterizations of the actual state of facts about Berkshire or Wesco. Investors are entitled to rely on your disclosure. Please revise this statement, if retained, to clarify that the representations and warranties are modified by the underlying disclosure schedule.

RESPONSE TO COMMENT 21:

We have revised the disclosure on page 81 of Amendment No. 1 to reflect the Staff’s comment.

Certain Information Regarding Berkshire, Merger Sub and the Berkshire Filing Persons, page 93

22.	Please disclose the aggregate number and percentage of Wesco common stock owned by each natural person described in Instruction C to Schedule 13E-3. See Item 1008(a) of Regulation M-A.

RESPONSE TO COMMENT 22:

We have revised the disclosure on page 102 of Amendment No. 1 to reflect the Staff’s

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April 15, 2011

comment.

Undertakings

23.	Please include the undertakings set forth in Item 512(a) of Regulation S-K, or advise. See Rule 415(a)(1)(viii) of Regulation C and Section II.F of SEC Release No. 33-6578.

RESPONSE TO COMMENT 23:

We have revised the disclosure on pages II-2 and II-3 of Amendment No. 1 to reflect the Staff’s comment.

Please do not hesitate to contact Mary Ann Todd of Munger, Tolles & Olson LLP at (213) 683-9520 with any questions or comments regarding this response letter, the Amended Schedule 13E-3 or Amendment No. 1. Thank you for your assistance.

Sincerely,

/s/ Marc D. Hamburg Marc D. Hamburg
Senior Vice President and Chief Financial Officer of Berkshire Hathaway Inc.

/s/ Jeffrey L. Jacobson Jeffrey L. Jacobson
Vice President and Chief Financial Officer of Wesco Financial Corporation

cc:	Brian J. McCarthy, Skadden, Arps, Slate, Meagher & Flom LLP

Mary Ann Todd, Munger, Tolles & Olson LLP

Each of the Filing Persons hereby acknowledges that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wesco Financial Corporation

Date: April 15, 2011	By:	/s/ Jeffrey L. Jacobson
	Name:	Jeffrey L. Jacobson
	Title:	Vice President and Chief Financial Officer

Montana Acquisitions, LLC

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

Berkshire Hathaway, Inc.

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Senior Vice President and Chief Financial Officer

OBH LLC

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

Blue Chip Stamps

Date: April 15, 2011	By:	/s/ Jeffrey L. Jacobson
	Name:	Jeffrey L. Jacobson
	Title:	Vice President and Chief Financial Officer

Warren E. Buffett

Date: April 15, 2011	By:	/s/ Warren E. Buffett